PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

[redacted]

08001480

SEC
Mail Processing
Section

MAR 18 2008

Washington, DC
100

13th March 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

Premier Oil ~~plc~~ Group PLC (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 13th March 2008.

"Preliminary Results for the year ended 31 December 2007."

Yours faithfully

PROCESSED
MAR 28 2008
THOMSON
FINANCIAL

G. Cunliffe

for Stephen Huddle
Company Secretary

Enc

3/27

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Premier Oil plc

Preliminary Results for the year ended 31 December 2007

Premier is a leading FTSE 250 independent exploration and production company with gas and oil interests in Asia, Middle East-Pakistan, the North Sea and West Africa. Our strategy is to add significant value through exploration and appraisal success, astute commercial deals, and asset management.

Highlights

Operational

- Production up 8 per cent to 35.8 kboepd (2006: 33.0 kboepd)
- Reserves increased by 39 per cent to 212 mmboe. Reserves and resources up 28 per cent to 369 mmboe. Reserve replacement of 460 per cent
- Material progress on major development projects commercialising past exploration successes and adding value to recent acquisitions
- New gas sales agreements in Singapore and Indonesia
- Successful acquisitions in the UK and Indonesia adding low cost barrels at around US$2 per barrel; Scott field acquisition achieved payback by year-end
- New exploration and appraisal acreage awarded in Norway and Vietnam
- Significant joint venture established with Emirates International Investment Company for opportunities in the Middle East and North Africa

Financial

- Operating cash flow up 10 per cent to US$269.5 million (2006: US$244.8 million)
- Operating profit up 35 per cent to US$219.4 million (2006: US$162.6 million)
- Profit after tax of US$39.0 million (2006: US$67.6 million), after deducting non-cash hedging charges
- Low cost financing in place to fund development programme of ~US$1 billion in 2008-2011
- Strong balance sheet with cash resources of US$332.0 million and net cash of US$79.0 million (2006: US$40.9 million). Undrawn facilities at year-end were US$223.8 million

2008 Outlook

- Development approvals expected on three major projects during 2008
- Increasing production to meet 50,000 boepd target by end 2010
- Extensive drilling programme in Vietnam for up to 24 months
- 13 well exploration and appraisal programme

"Premier is extremely well placed to meet its stated production target of 50,000 boepd by end 2010 from existing assets. Our focus is turning to the next phase of growth through exploration, appraisal and acquisition."

Sir David John, Chairman

Simon Lockett, Chief Executive

13 March 2008

ENQUIRIES

Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant
Jamie Bassett

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**

Premier will be making a presentation to equity analysts at 10.00am. A live webcast of this presentation will be available via Premier's website at www.premier-oil.com.

CHAIRMAN'S STATEMENT

Premier's operating results for 2007 reflect rising production and strong oil and gas prices. With success in commercialising undeveloped reserves, confidence in our growth profile is increasing.

Financial and operating performance

Rising oil and gas prices, notably in the second half of the year, generated sales revenues of US$578.2 million in 2007 (2006: US$402.2 million) further benefiting from strong gas demand in both Singapore and Pakistan.

Average production for the year rose 8 per cent to 35,750 barrels of oil equivalent per day (boepd) (2006: 33,000 boepd). Production from the Scott field, where we increased our interest during the year to 21.8 per cent, boosted our UK production and paid back our acquisition consideration during the first six months of ownership.

Operating cash flow after tax was US$269.5 million (2006: US$244.8 million) for the year, funding all of our investments in exploration, development projects and acquisitions completed during the year.

In May 2007, a convertible debt offering of US$250 million was heavily over-subscribed and provides seven year funding at a coupon rate of only 2.875 per cent. Cash resources at 31 December 2007 were US$332.0 million (2006: US$40.9 million). Undrawn facilities at year-end were US$223.8 million.

Operating profit for the year rose 35 per cent to US$219.4 million (2006: US$162.6 million).

Profit before tax for the year was US$147.0 million (2006: US$156.6 million) after recognising a US$64.9 million charge representing a mark to market revaluation of our existing hedging arrangements. This is a non-cash charge which is expected to reverse out over the life of the hedges. Profit after tax and mark to market valuation charge was US$39.0 million (2006: US$67.6 million).

Oil and gas proven and probable booked reserves increased to 212 million barrels of oil equivalent (mmboe) (2006: 152 mmboe). We also increased our contingent resources by a net 20 mmboe bringing total reserves and resources to 369 mmboe (2006: 289 mmboe). Significant reserve additions included the acquisition of the Scott field interest and an additional 25 per cent equity in North Sumatra Block A. Reserves associated with our development project in the Natuna Sea (Gajah Baru) which commercialises previous exploration successes have been booked for the first time.

A major achievement in 2007 was the progress made in advancing new projects both technically and commercially. Agreement with gas customers in Singapore, Batam and North Sumatra has been reached on attractive terms. These projects are scheduled for final investment approvals during 2008, together with our oil development in Vietnam.

Our exploration programme in 2007 delivered four successes from 11 exploration and appraisal wells. The Chim Sáo (formerly Blackbird) sidetrack, drilled early in 2007, encouraged us to move into the development stage for that project. We are returning to Vietnam to drill the Chim Sáo North appraisal well in March 2008 and continue a potentially high impact programme for a further three wells. Altogether we plan around 13 exploration and appraisal wells and 18 development wells in 2008. We also continue to build our programmes for future years with new licence awards in Norway and Vietnam, seismic surveys under way in Norway, Vietnam and Indonesia and a two-well programme planned for Congo in late 2008 or early 2009.

Our efforts on improving our health, safety and environmental performance standards have again resulted in us beating our internal targets. We seek continued improvements year-on-year in this area. For the first time our policies will include a focus on carbon emission targets. Our 2007 Sustainability Report will be published in April 2008.

Shareholder returns

During 2007, Premier shares increased in value by 6 per cent, contributing to an increase of 352 per cent over the five year period to 31 December 2007. This strong performance and the attractive returns expected from our investment programme have reinforced our policy to reward shareholders principally through share price growth and to utilise cash flows within the business.

Board changes
We were pleased to announce the appointments of Michel Romieu and David Lindsell as non-executive directors in January 2008. Both have had distinguished careers in their respective fields and will provide invaluable input to the Board.

Two non-executive directors, Scott Dobbie and Ron Emerson, will retire in June 2008 after combined service of 15 years on the Board. We are enormously grateful for their outstanding contributions over a long period of time.

Outlook
Current production has exceeded 40,000 boepd during the early months of 2008. Significant milestones have already been achieved on our key development projects. We have commercialised previous exploration successes and added to our booked reserve base. This gives us increasing confidence that our production target of 50,000 boepd by the end of 2010 will be achieved. Further significant progress will be made on these projects during 2008.

2008 also offers potential to add a new generation of projects with drilling campaigns in Vietnam, Norway and Congo being planned and executed.

This combination of exploration, appraisal and development projects offers shareholders a wide portfolio of growth opportunities which our strong financial position allows us to pursue.

Sir David John KCMG
Chairman

Production and reserves
2007 has seen key milestones in a number of our development projects. These are material steps forward in achieving, at a minimum, our production target of 50,000 boepd by end 2010 and in growing our portfolio of four regional businesses.

Working interest production for 2007 averaged 35,750 boepd. Comparable production from 2006 was 33,000 boepd. Production comprised 34 per cent liquids and 66 per cent gas, with Pakistan and Indonesia accounting for 36 per cent and 34 per cent of the total respectively, the UK 28 per cent and West Africa the remainder. On an entitlement basis, group production for the year was 31,450 boepd (2006: 28,900 boepd).

Production (boepd)	**Working interest**		**Entitlement**	
	2007	**2006**	**2007**	**2006**
Asia	12,000	11,550	7,900	7,800
Middle East-Pakistan	12,700	12,150	12,700	12,150
North Sea	9,850	6,850	9,850	6,850
West Africa	1,200	2,450	1,000	2,100
Total	**35,750**	**33,000**	**31,450**	**28,900**

As at 31 December 2007 proven and probable reserves, on a working interest basis, based on Premier and operator estimates, were 212 mmboe. This represents a 39 per cent increase in net proven and probable reserves since 31 December 2006.

	Proven and probable reserves (mmboe)	**Reserves and contingent resources (mmboe)**
Start of 2007	152	289
Production	(13)	(13)
Net additions and revisions	73	93
End of 2007	**212**	**369**

At year-end, reserves comprised 18 per cent liquids and 82 per cent gas. The equivalent volume on an entitlement basis amounted to 183 mmboe (2006: 132 mmboe).

Booked reserve additions and revisions include an increase in booked reserves in Indonesia West Natuna Sea Block A resulting from an additional Gas Sales Agreement (GSA), and the North Sumatra Block A gas development for which a GSA has been signed with the PIM Fertilizer Plant. Significant reserve additions also included the acquisition of the Scott field interest. There were reserves increases on the Kakap field in Indonesia and the Zamzama field in Pakistan. In the UK, a reduction in Wytch Farm reserves was offset by increased reserves on the Kyle field. Contingent resource bookings have increased to include the Banda gas discovery in Mauritania, the Kuala Langsa gas discovery in North Sumatra Block A, and the Bream discovery in Norway and include the Chim Sáo oil field in Vietnam where an Outline Development Plan was submitted. These volumes, together with others in the process of being commercialised, give increased total reserves and contingent resources of 369 mmboe (2006: 289 mmboe).

Exploration and appraisal
Premier has continued to drill up and expand its exploration portfolio during 2007. It has participated in 11 exploration and appraisal wells giving four successes; eight of these wells have been drilled by Premier's operations team. It has acquired new seismic data, and reprocessed old data, to generate new prospects for 2008 and subsequent drilling, and it has sought out and signed new licences in Norway and Vietnam.

Exploration spend on drilling and seismic in 2007 was US$104.7 million pre-tax (post-tax and recoveries: US$77.5 million). Costs of the exploration programme were reduced from original estimates by prudent farmouts in the UK, India and Guinea Bissau.

A focus of exploration effort in 2007 was in Vietnam on our Block 12W Production Sharing Contract (PSC); our Chim Sáo (formerly Blackbird) sidetrack, drilled early in 2007, confirmed the down-dip extent of the 2006 Chim Sáo discovery. Subsequently a large 3D survey (1600km²) was acquired over the block, enabling us to confirm several other prospects that are to be drilled in our 2008 programme. Premier's farm-in to the adjacent block, the 07/03 PSC, was ratified by the Vietnamese authorities during the year, allowing us to assume operatorship and to accelerate the exploration of this large, under-explored block; a 2D survey is planned in 2008 with drilling planned for 2009. We have been busily building up our Vietnamese knowledge and have been granted another, previously under-explored licence, Block 104-109/05, formally signed in February 2008.

Premier also had an active year in Indonesia, with two discoveries, Pancing and Ibu Lembu, the signing of two new blocks, the Tuna and Buton PSCs, and the purchase of additional equity in our North Sumatra Block A acreage. These new blocks provide an exciting set of exploration prospects, and in the case of the North Sumatra acreage will in addition include appraisal of earlier discoveries.

In Pakistan we participated in the successful Qadirpur Deep-1 well, targeting hitherto undrilled reservoir zones below the Qadirpur field. A similar well, targeting sands below the Badhra field was spudded in January 2008.

Premier also drilled some high-potential but high-risk exploration wells during the year; in advance of drilling we prudently reduced our financial exposure by farming out the well costs on favourable terms. These wells included Masimpur in India, Peveril in the UKCS, two wells offshore Guinea Bissau and the Anne well offshore Pakistan.

In the North Sea region we evaluated new opportunities and subsequently acquired new exploration licences: five in Norway and one in the UK.

Looking ahead to 2008, the exploration focus will be in southeast Asia, where we plan to drill several exploration wells in Vietnam Block 12W that, if successful, will enhance and extend our Chim Sáo development hub. We will acquire 2D seismic surveys in the contiguous Block 07/03 in Vietnam and Tuna in Indonesia, defining prospects for a 2009 drilling campaign.

We will be active with the drill-bit in the North Sea where we will be targeting a shallow oil prospect in Block 23/22b in the UK having farmed out the well costs on favourable terms, and in Norway where an appraisal well will be drilled on the Bream oil discovery in Norway.

In West Africa we have firmed up large prospects in the Congo Marine IX permit and are in the early stages of planning our first well to be drilled in late 2008 or early 2009 depending on rig availability.

Planned spend on exploration and appraisal drilling and seismic in 2008 is US$110.0 million pre-tax (post-tax and recoveries: US$75.0 million).

ASIA

Indonesia

Premier's core asset in Indonesia is in the West Natuna Sea, where it operates the Anoa field in Block A (28.6667 per cent interest) and is a partner in the Kakap field (18.750 per cent interest). These fields supply gas under a long-term sales contract to Singapore. In 2007, Premier sold an average of 137 British thermal units per day (BBtud) (gross) from the Anoa field and a further 66 BBtud (gross) from the non-operated Kakap field, under this agreement.

Gross oil and condensate production from these two fields averaged 2,498 barrels of oil per day (bopd) for Anoa (2006: 2,581 bopd) and 7,977 bopd for Kakap (2006: 6,998 bopd). Anoa is showing a slow natural oil decline as it matures, but with the potential for further drilling in 2009 to reverse this trend. Kakap meanwhile has benefitted from the drilling of the Jangkar well in 2006, which enjoyed improved performance and a full year's net production in 2007 of 1,495 bopd (2006: 1,312 bopd).

Overall net production from Indonesia increased to 12,000 boepd in 2007 (Anoa contributing 8,190 boepd and Kakap 3,810 boepd), compared with 11,550 boepd in 2006. The improvement is attributable to increased gas demand from Singapore and increased oil production on Kakap.

On the Gajah Baru development, Premier met its 2007 goal to have definitive agreements in place for further gas sales from Natuna Sea Block A and retains its target to start producing this gas in 2010. Heads of Agreements were signed with Sembcorp Gas Pte Ltd for supply of gas to Singapore and with PT Palayanan Listrik Nasional Batam and PT Universal Batam Energy for domestic supply of gas to Batam. Engineering work confirmed the development concept for the three fields supplying the gas, (Gajah Baru, Naga and Iguana) and a draft Plan of Development was submitted to the government. Negotiations with the Singapore buyer were completed on 29 February 2008 and the current focus is on conclusion of ancillary agreements. Formal government approval of field development plans and award of major construction contracts are expected later in 2008.

2007 saw three exploration wells drilled in Indonesia. In Natuna Sea Block A, the Ibu Lembu-1 well was drilled to prove the hydrocarbon potential in the adjacent up-dip structure to the 2006 Lembu Peteng-1 discovery. The well encountered gas in the primary target but following the running of an extensive data acquisition programme was plugged and abandoned as sub-economic. The second well, Gajah Sumatera-1 was drilled to appraise a potential extension to the Gajah Puteri field in Natuna Sea Block A. While the well encountered some gas shows while drilling, wireline logs indicated that no significant hydrocarbons were encountered and the well was plugged and abandoned. Further technical studies are being carried out in the area to define the hydrocarbon-bearing sand distribution proven by adjacent wells. The Pancing-1 well was drilled in the Kakap Block to test a deep structure close to existing infrastructure. The well flowed oil although at sub-economic rates, however the well's results are significant in encountering hydrocarbons in an under-explored play in the area, raising the possibility of further exploration potential.

2008 exploration activities within Natuna Sea Block A will focus on maturing and high grading the existing prospects and leads for an anticipated 2009 drilling programme.

Premier completed the joint acquisition with Medco of ConocoPhillips' 50 per cent share of North Sumatra Block A in January 2007, bringing our interest to 41.667 per cent. Negotiations to sell gas from the undeveloped Alur Siwah, Alur Rambong and Julu Rayeu fields progressed well through the year culminating in a December signing of a Gas Sales and Purchase Agreement to two fertilizer plants owned by PT Pupuk Iskandar Muda (PIM), a state-owned entity, for the delivery of 110 BBtud for seven years. A second gas sale to Palayanan Listrik Nasional (PLN) for local electricity generation is progressing well with an expectation of completing agreements in the first quarter of 2008. Development studies were ongoing through the year with a Plan of Development submitted in December. Project sanction is anticipated by mid-2008.

Technical studies including field mapping and sampling took place on the Buton PSC on the south-eastern side of Buton Island, Sulawesi, with the aim of firming up multiple leads originally identified from satellite imagery. Towards the end of the year a contract was awarded for the acquisition of 265km of 2D seismic data across the block. The survey commenced in January 2008 and is expected to take approximately six months to complete. The data will help to high grade the acreage and focus on identifying a high impact drilling opportunity for 2009. Premier has a non-operated 30 per cent equity interest in the block.

In March Premier was awarded a 65 per cent operating equity interest in the Tuna PSC in the North East Natuna Sea. The block covers 4,992km^2 and lies south of Premier's operated Block 07/03 and Block 12W in Vietnam and to the east of the Natuna Sea Block A and Kakap PSCs in Indonesia. The Tuna PSC represents an underexplored area in the middle of a region in which Premier has a strong technical understanding. Multiple leads have been identified which will be followed up in 2008 with the acquisition of new seismic data leading to the drilling of two wells on the block.

Vietnam

Following the discovery of the Chim Sáo (Blackbird) and Dua oil fields in 2006, Premier acquired and interpreted 3D seismic data in the first half of 2007. The development plan is to produce first oil in 2010 from two wellhead platforms on the Chim Sáo field with production from a third wellhead platform on the Dua field following in 2011. Oil will be processed and stored on a leased FPSO facility located between the fields. During December, Premier submitted reserve reports and development plans for these fields to the Government of Vietnam. The Reserve Assessment Report was approved on 4 March 2008. Approval of the development plan is targeted for mid-2008.

During 2007 Premier and the Government of Vietnam agreed the merger of Block 12E into Block 12W and extension of the exploration period of the merged PSC until late 2009. Detailed interpretation of the

3D seismic data acquired in 2007 defined several exploration prospects. These will be drilled with the Wilboss jack-up rig; drilling commencing in mid-March 2008 with a well in the northern part of the Chim Sáo field. The rig will then drill three exploration wells including the Chim Ung (Falcon) well which will test a prospect on trend with Chim Sáo and the high impact Chim Công (Peacock) prospect. The programme will target reserves in excess of 200 mmbbls with the ability to tie-back discoveries into the core Chim Sáo development. Premier operates a 37.5 per cent exploration working interest in Block 12W.

During 2007 Premier assumed the operatorship of Block 07/03 (formerly Block 7&8/97) with a 45 per cent exploration working interest. A comprehensive interpretation of the existing seismic data identified several potentially high-impact prospects over which further seismic will be acquired in 2008. Premier is actively seeking a drilling unit to drill exploration wells in Block 07/03 during 2009.

India

In India, discussions continue with the Government of India to resolve outstanding issues with respect to the Ratna field development. The Ratna fields lie in shallow water offshore Mumbai and are estimated to contain around 80 million barrels (mmbbls). Premier has a 10 per cent carried interest and is the operator.

The Masimpur-3 well in Cachar was successfully drilled with costs being carried in part. The well did not flow commercial gas or oil volumes during testing and was plugged and abandoned. The PSC will now terminate since no commercial discovery has been made during the Exploration Period.

Philippines

Premier entered 2007 holding a 42.5 per cent operated participating interest in Philippines licence SC43 located in the Ragay Gulf area of SE Luzon. During the course of the year Premier farmed-out the operatorship of SC43 and a 21.5 per cent participating interest, leaving Premier with a 21 per cent participating interest. In exchange for this consideration all of Premier's costs relating to the Monte Cristo-1 exploration well, which is expected to be drilled in the first half of 2008, will be carried. In the fourth quarter of 2007 a 371km 2D marine seismic survey was carried out on the same licence over a prospective trend in the Panaon Limestone formation. This data is currently being processed.

MIDDLE EAST-PAKISTAN

Pakistan

Production in 2007 surpassed the previous record levels achieved in 2006. Production net to Premier in 2007 was 12,700 boepd, an increase of 5 per cent on last year (2006: 12,150 boepd). This additional volume was due to increased gas demand and was primarily met through additional supply from the Zamzama field.

Qadirpur produced an average of 3,980 boepd from Premier's net interest of 4.75 per cent (2006: 3,870 boepd). The project to enhance Qadirpur plant capacity from 500 million standard cubic feet per day (mmscfd) to 600 mmscfd continued during 2007 and first gas from that increased capacity is expected by the end of April 2008. In addition to the above, negotiations are ongoing with the existing gas buyer for an additional supply of 75 mmscfd permeate gas (equivalent to 40 mmscfd processed gas) for subsequent use in power generation. First gas is expected in 2010. The Qadirpur Deep-1 well was drilled to a depth of 4,681 metres in 2007 encountering hydrocarbons in several zones. The well was suspended following higher than anticipated temperatures and pressures. Specialised equipment has since been ordered and testing of the well is expected to resume in the second quarter of 2008.

On Kadanwari, the K-18 well was drilled and tested successfully during 2007, and brought onstream in February 2008. Additional production from K-18 will more than compensate for the natural field decline in 2008. In 2007 the field produced an average of 1,260 boepd (2006: 1,200 boepd) from Premier's 15.79 per cent net interest. An additional well is planned to be drilled in the second half of 2008.

Zamzama produced an average of 4,620 boepd in 2007 (2006: 4,140 boepd), from Premier's 9.375 per cent interest. Work continued in 2007 on the Zamzama Phase 2 development project, to produce gross 150 mmscfd High Calorific Value (HCV) gas for sale, but plant problems mean that only Medium Calorific Value (MCV) gas can currently be supplied. HCV deliveries are expected to be achieved later in 2008.

Bhit production was 2,840 boepd in 2007 (2006: 2,940 boepd) from Premier's 6 per cent working interest. The slight fall in production in 2007 was due to an extended shut down for Phase 2 tie-in work. Work on the Phase 2 project to enhance Bhit plant capacity to 315 mmscfd is now complete allowing accelerated Bhit field production and delivery of first gas from Badhra reserves.

The Badhra South-1 well spudded in January 2008 to prove additional reserves in the Mughalkot reservoir. In the event of success, the well will be deepened to test three identified sand lobes. The well is expected to complete in the third quarter of 2008.

On Zarghun South, negotiations on the Pipeline Tariff Agreement were concluded with the gas buyer (a condition precedent for the already agreed GSA). First gas is planned for the first quarter of 2010. Premier's interest of 3.75 per cent in this asset is carried by the operator during the development and production phases of the field.

Egypt
In October 2007 Premier reduced its equity in the Northwest Gemsa Concession from 37.5 per cent to 10.0 per cent resulting in a reimbursement of some previous costs from the operator. During the latter part of the year, the operator conducted geological studies to define the SE Al Amir prospect which is scheduled for drilling in March 2008.

Abu Dhabi
Shareholder agreements were executed in December with Emirates International Investment Company LLC (EIIC), forming two new joint venture companies. These companies will pursue the acquisition of upstream oil and gas assets across the Middle East and North Africa, and will be headquartered in Abu Dhabi.

The first joint venture, to be known as PREMCO, will be owned 49 per cent by Premier and 51 per cent by EIIC and will hold all joint venture assets which are acquired in the U.A.E. In the event of a change of control of Premier, EIIC will have a pre-emptive right to purchase Premier's 49 per cent of this joint venture at fair market value.

The second joint venture, to be known as PREMBV, will be owned 50 per cent by Premier, 50 per cent by EIIC, and will hold all joint venture assets which are acquired in the Middle East and North Africa (excluding the U.A.E).

At the formation of the joint ventures, there will be no assets or profits attributable to these new entities. Future acquisitions of new assets by each joint venture will be funded by Premier and EIIC in accordance with their relevant percentage holding.

This joint venture partnership will enable Premier to access acquisition opportunities across the Middle East and North Africa via EIIC's relationship networks, whilst EIIC will benefit from Premier's industry expertise and operating capabilities.

NORTH SEA

During 2007, Premier continued with its stated strategy of building the North Sea exploration portfolio to seek high-impact exploration drilling opportunities while maximising the value from existing production and development assets.

UK
Production in the UK amounted to 9,850 boepd (2006: 6,850 boepd) representing 28 per cent of the group total (21 per cent in 2006). The increase, compared to 2007, is due to a combination of improved field performance across most of the producing assets and the impact of the Scott field acquisition completed on 17 May 2007.

The Wytch Farm oil field contributed 2,960 boepd net production to Premier, down 8 per cent on last year. Production was adversely impacted by problems with the M19 well, offset by an A08 sidetrack well which was drilled and completed in September. Drilling is continuing on the M20 water injection well, to be completed in 2008 as part of the Phase 1 water handling project. Seawater injection service was also reinstated after a prolonged outage. The shortfall in production due to the drilling problems was

partly compensated by better than expected production rates from the remaining wells and successful workover activities.

Net production from Kyle was 2,470 boepd, an improvement of 26 per cent on last year from better well performance. The gas lift project was completed for all four production wells resulting in a substantial boost in production with initial gross rates around 9,000 boepd. The K-16 well has been delayed to at least 2009 pending further evaluation.

Premier completed the purchase of an additional 20.05 per cent equity in the Scott field in May 2007 adding an average of 5,240 boepd net over the remainder of the year. As a result of this transaction, Premier's working interest has become 21.83 per cent. The Scott field gross production for the year was 27,750 boepd; this amounted to a full year average of 3,630 boepd net to Premier at the combined equity levels.

Telford produced slightly below expectations during 2007 following disappointing results from the Marmion well; gross field production averaged 9,560 boepd (70 boepd net to Premier). 2007 saw the completion of a substantial infill drilling programme consisting of six wells on Scott and one well on Telford. Future targets are being evaluated for a further campaign starting in the fourth quarter of 2008.

In the Fife Area, Premier's net production amounted to 720 bopd, below expectation due to major integrity issues with the flexible risers. The operator has made a recommendation to suspend production in May 2008 and remove the Uisge Gorm floating production unit. Premier has retained the right to redevelop the area with an alternative facility.

Premier operated the Peveril prospect well, located only 10km south of the Fife field, which was completed within AFE at no cost to Premier. The Peveril well encountered an unexpectedly thick interval Kimmeridge Clay and no target Fife reservoir sands.

In the UK 24th Licensing Round, Premier was awarded a split portion of 15/24a. The firm work programme includes seismic reprocessing and study work.

In February 2008, agreement was reached with Oilexco for a well to be drilled on the Sparrow prospect, on P1181. This will be spudded imminently. Oilexco will carry Premier through the well and Premier will retain a 25 per cent interest post completion.

Norway

On the Frøy field in Norway, development planning is progressing. Following concept selection in September, lease/purchase bids were sought for the jack-up production drilling storage and offtake unit. These show significant increases on previous budgetary estimates submitted by suppliers; the operator has been requested to implement a major cost reduction exercise to bring investment down to an acceptable level. The operator is also investigating third-party business opportunities and exploration upside to improve the robustness of the project as well as tackling other key issues such as contract guarantees.

The partnership issued a Declaration of Continuation at the beginning of January; submission of the Plan of Development is expected during 2008 provided viability of the chosen concept can be confirmed.

Premier was awarded a further five licences in the APA Licensing Round in January 2007. Building on the APA 2005 portfolio Premier was successful in capturing two of the most sought after blocks in the 2006 APA round: the Bream appraisal licence and the adjacent Bream exploration licence, PL407 and PL406 respectively. The Bream field was initially discovered in 1971 but no development decision was reached. Interpretation of the 2005 PGS 3D dataset across the structure suggests that between 60–80 mmbbls reserves may be present. The planning for the commitment appraisal well is at an advanced stage and is scheduled to be drilled in the first half of 2008.

The exploration licence adjacent to Bream is Premier's first operated licence in Norway. This has potential to add between 100–250 mmbbls reserves to the proven Bream accumulation. Premier will be acquiring 500km^2 of new 3D across the PL406 licence in March 2008 using PGS's Ramform Sovereign vessel with a firm well on PL406 planned for mid-2009.

The three other licences Premier was awarded were PL418 and PL419, down dip from the Gjoa discovery and PL417 adjacent to our existing licence PL378.

WEST AFRICA

Mauritania

Chinguetti production averaged 14,800 boepd (1,200 boepd net to Premier) in 2007. Drilling of the Chinguetti-18 well was completed in the first quarter of 2007, in line with expectations, and a work-over was conducted on Chinguetti-14. Operational planning was progressed for Phase 2B development of Chinguetti in 2008 comprising two new production wells and three work-overs.

High resolution 3D seismic surveys were recorded over the Chinguetti and Tiof areas in 2007. Integration of newly acquired data into existing field models is currently being finalised. A 4D seismic survey was also recorded over the Chinguetti field, which greatly assists selection of production well locations for the Phase 2B development programme.

In 2007, Premier terminated discussions with a preferred bidder for its Mauritanian operations. In late 2007, Petronas acquired Woodside Energy's assets, and operatorship, in Mauritania PSC A, PSC B and Chinguetti. Opportunities and development options on PSCs A and B continue to be evaluated with the new operator. The PSC B joint venture plans to drill the Banda-NW well in April 2008 with the objective of further defining Banda gas and oil resources, and to assess its commercial viability. In addition Tiof will be re-evaluated with integration of 2007 high resolution 3D seismic data with an expectation of progressing this discovery to a development decision. The joint venture will re-assess the exploration potential of the blocks during 2008.

The Atwood Hunter drilling rig has been contracted for the Chinguetti Phase 2B and Banda-NW appraisal programme, which is expected to commence in April 2008 and to be concluded by August 2008.

Guinea Bissau

Premier operated a two-well exploration programme during the first half of the year, using the Global SantaFe jack-up rig 'Baltic'. The wells were completed within budget and without incident. Premier reduced its exposure to the drilling costs by farming-out some of its interests.

The Espinafre-1 well was plugged and abandoned on 23 March 2007 after encountering hole stability problems. The Eirozes-1 well was plugged and abandoned on 24 April 2007. This well encountered a significant reservoir section but no hydrocarbons.

Following post-well analyses and re-assessment of the remaining prospectivity of the Sinapa and Esperança Permits, Premier effectively withdrew from both concessions in Guinea Bissau in December 2007.

Gabon

The Themis Permit (non-operated) is located in the Gamba play fairway, offshore southern Gabon. The Themis PSC joint venture commenced drilling the Themis Admiral Marin-1 (THAM-1) well in December 2007; the well was plugged and abandoned with hydrocarbon shows on 13 January 2008.

The Dussafu Permit (non-operated) is located south of Themis, adjacent to the Congolese border. The PSC was extended in to a Second Exploration Term effective May 2007, with a 2D seismic commitment. In December 2007, Premier signed a Sales and Purchase Agreement with a qualified party to acquire Premier's 25 per cent participating interest in the Dussafu PSC. The transaction was completed on 8 March 2008.

Congo

Significant progress has been made in the evaluation of the deep water Marine Block IX exploration acreage. Premier, as operator, has conducted a detailed evaluation of Albian 'raft' prospectivity, the characteristic proven play in the area. This has identified the Frida and Ida prospects, both in excess of 250 mmbbls gross potential. The joint venture is also mapping the potential of Tertiary channel sands that have proven productive in the adjacent Haute Mer concession.

Premier and its joint venture partner are actively progressing planning for a discretionary drilling programme of up to two wells in late 2008 or early 2009. Completion of this programme is subject, among other issues, to rig availability. Premier is in advanced discussions with a party to farm-in to Premier's equity interest in Marine Block IX in return for a carry of its costs.

SADR

The company's exploration assets in the Saharawi Arab Democratic Republic (SADR) remain under force majeure, awaiting resolution of sovereignty under a United Nations mandated process.

FINANCIAL REVIEW

Economic environment
2007 was another year of record oil and gas commodity prices approaching US$100 per barrel (bbl) towards the end of the year. The Brent oil price, which began the year at US$60.1/bbl, averaged US$72.7/bbl reaching a peak of US$95.8/bbl during November. Gas prices worldwide were also boosted according to the degree of linkage with crude oil. The early part of 2008 has seen increased volatility in commodity prices. The fragile health of the global economy has put downward pressure on average 2008 prices but this has been more than offset by supply concerns and average 2008 prices are currently above US$90/bbl.

The sustained period of stronger commodity prices and increased industry activity levels has put further pressure on both operating and development costs. Rig rates and other drilling service costs are at historically high levels. Shortages of experienced staff and longer lead times for development equipment added further cost pressures on the industry. The industry is responding to cost and availability issues by optimising the use of available resources, innovative resource-sharing and focussing on fast track development solutions.

Income statement
Production levels in 2007, on a working interest basis, averaged 35,750 boepd compared to 33,000 boepd in 2006. On an entitlement basis, which allows for additional government take under the terms of our PSCs, production was 31,450 boepd (2006: 28,900 boepd). Realised oil prices averaged US$72.3/bbl compared with US$64.9/bbl in the previous year.

Gas production averaged 135 mmscfd (23,500 boepd) during the year or approximately 66 per cent of total production. Average gas prices for the group were US$5.60 per thousand standard cubic feet (mscf) (2006: US$5.11/mscf). Gas prices in Singapore, which are linked to High Sulphur Fuel Oil (HSFO), have moved broadly in line with crude pricing, averaging US$11.30/mscf (2006: US$9.43/mscf) during the year.

Following the group's decision to terminate discussions with a preferred bidder, the financial results for Mauritanian operations are no longer required to be presented separately. The corresponding amounts for 2006 have been re-presented accordingly. During the year, the group also restructured its business in Pakistan by de-merging interests from the Premier-Kufpec Pakistan joint venture and now fully consolidates its share of operations in Pakistan. This restructuring had no impact on the consolidated financial statements.

Total sales revenue from all operations was 44 per cent higher than 2006 at US$578.2 million (2006: US$402.2 million) as a result of higher production and commodity prices.

Cost of sales was US$267.5 million (2006: US$179.2 million) after including a cost of US$26.8 million for inventory acquired with the Scott field acquisition. The year-end inventory position moved from a stock overlift to an underlift position, driven by the timing of liftings around each year-end, and resulting in a charge to cost of sales of US$27.3 million (2006: credit of US$22.4 million). After excluding the effect of inventory movements, underlying unit operating costs were higher at US$9.0 per barrel of oil equivalent (boe) (2006: US$7.1/boe) due to one-off cost increases in Indonesia and increased production from the Scott field in the North Sea. Unit amortisation amounted to US$8.2/boe (2006: US$7.9/boe). Exploration expense and pre-licence exploration costs amounted to US$65.3 million (2006: US$21.8 million) and US$8.3 million (2006: US$21.8 million) respectively, after taking into account a US$25.7 million write-down of costs in Guinea Bissau.

Administrative costs were stable at US$17.7 million (2006: US$16.8 million). This includes a charge of US$4.7 million (2006: US$5.7 million) in respect of current year and future provisions for long-term incentive plans.

Operating profits were US$219.4 million, a 35 per cent increase from the prior year. Finance charges net of interest income totalled US$7.5 million (2006: US$4.0 million). Pre-tax profits were US$147.0 million (2006: US$156.6 million). This included a significant non-cash item relating to mark to market revaluation of the group's oil and gas hedges totalling US$64.9 million (pre tax). Such accounting losses arise as oil and gas prices increase. However, given the current range of spot and forward prices, it is not expected that the hedging programme will have any material cash flow impact on the group. The

taxation charge totalled US$108.0 million (2006: US$89.0 million) due to underlying higher taxable profits. Basic earnings per share amounted to 47.6 cents (2006: 82.6 cents).

Cash flow

Cash flow from operating activities, before movements in working capital, amounted to US$408.1 million (2006: US$310.8 million). After working capital items and tax payments, cash flow from operating activities amounted to US$269.5 million (2006: US$244.8 million). Capital expenditure was US$261.2 million after inclusion of asset acquisition costs of US$88.6 million.

Capital Expenditure (US$ million)	2007	2006
Fields/developments	65.7	88.7
Exploration	104.7	49.6
Acquisitions	88.6	17.0
Other	2.2	1.2
Total	**261.2**	**156.5**

The principal development projects were the Kyle gas lift project in the UK, the West Lobe development in Indonesia and the Zamzama Phase 2 development in Pakistan. Exploration costs of US$104.7 million take into account savings of US$30.9 million due to farm-outs in Guinea Bissau, the UK and India.

Net cash position

Net cash at 31 December 2007 amounted to US$79.0 million (2006: net cash of US$40.9 million) following the successful completion of a US$250 million convertible bonds issue in June. This funding provides seven-year fixed rate debt at a cash coupon of 2.875 per cent and, together with our undrawn bank facilities, contributes substantially towards the financing of Premier's significant development programme over the next three years.

Net cash (US$ million)	2007	2006
Cash and cash equivalents	332.0	40.9
Convertible bonds*	(200.0)	-
Other long-term debt**	(53.0)	-
Net (debt)/cash	**79.0**	**40.9**

* Excluding unamortised issue costs and allocation to equity

** Excluding unamortised issue costs

Hedging and risk management

The Board's policy remains to lock in oil and gas price floors for a portion of expected future production at a level which protects the cash flow of the group and the business plan. Such floors are purchased for cash or by selling calls at a ceiling price when market conditions are considered favourable. All transactions are matched as closely as possible with expected cash flows to the group; no speculative transactions are undertaken.

During 2007 zero cost collar oil hedges for a further 2.4 mmbbls were entered into by extending the maturity of the collars to the end of 2012. This increased the average floor price from US$38.55/bbl to US$39.3/bbl whilst maintaining the cap at US$100/bbl. During 2007 hedges for 1.8 mmbbls matured for which no cash settlement under the terms of the collars was made. At the end of 2007 a four and a half-year physical offtake agreement for the sale of certain oil production was entered into with effect from 1 July 2008. This agreement for 8.1 mmbbls incorporates the parameters of existing oil collars and effectively replaces the equivalent amount of hedging.

In addition, zero cost collars for a further 150,000 metric tonnes of HSFO were entered into which raised the average floor price from US$245 to US$250 per metric tonne whilst maintaining the cap at US$500 per metric tonne. During 2007 hedges for 120,000 metric tonnes matured for which a small payment under the terms of the hedges was made during the year. At the end of 2007 a total of 642,000 metric tonnes of HSFO was hedged (approximately 120,000 metric tonnes per annum) representing approximately one third of Indonesian gas production, until June 2013.

Under International Financial Reporting Standards (IFRS) IAS 39, zero cost collar hedges are required to be marked to market at the balance sheet date. The aggregate valuation is a US$65.2 million liability (2006: US$0.3 million liability) generating a US$64.9 million non-cash pre-tax charge in the 2007 income statement. The entry into the physical offtake agreement for oil production from 1 July 2008 will reduce the volatility of mark to market revaluations on the income statement. The existing US$37.8 million provision in respect of oil hedges will be written back to the income statement over the life of these hedges.

Since the group now reports in US dollars, exchange rate exposures relate only to sterling receipts and expenditures, which are hedged in dollar terms on a short-term basis. The group recorded a loss of US$0.4 million on such hedging at year-end.

Cash balances are invested in short-term bank deposits, AAA managed liquidity funds and A1/P1 commercial paper subject to Board approved limits.

The group undertakes an insurance programme to reduce the potential impact of the physical risks associated with its exploration and production activities. In addition, business interruption cover is purchased for a proportion of the cash flow from producing fields.

CONSOLIDATED INCOME STATEMENT

	2007 $ million	2006 $ million
Sales revenues	**578.2**	402.2
Cost of sales	**(267.5)**	(179.2)
Exploration expense	**(65.3)**	(21.8)
Pre-licence exploration costs	**(8.3)**	(21.8)
General and administration costs	**(17.7)**	(16.8)
Operating profit	**219.4**	162.6
Interest revenue, finance and other gains	**10.7**	2.0
Finance costs and other finance expenses	**(18.2)**	(6.0)
Mark to market revaluation on commodity hedges	**(64.9)**	(2.0)
Profit before tax	**147.0**	156.6
Tax	**(108.0)**	(89.0)
Profit after tax	**39.0**	67.6
Earnings per share (cent):		
Basic	**47.6**	82.6
Diluted	**46.9**	81.7

These results relate entirely to continuing operations. Certain operations previously presented as discontinuing in 2006 have been re-presented as continuing operations and 2006 comparatives have been restated accordingly.

STATEMENT OF TOTAL RECOGNISED INCOME AND EXPENSES

	2007 $ million	2006 $ million
Currency translation differences	**4.1**	0.3
Pension costs – actuarial gains	**0.1**	1.4
Net gains recognised directly in equity	**4.2**	1.7
Profit for the year	**39.0**	67.6
Total recognised income	**43.2**	69.3

RECONCILIATION TO NET ASSETS

	2007 $ million	2006 $ million
Net assets at 1 January	**449.1**	376.1
Total recognised income	**43.2**	69.3
Provision for share-based payments	**7.8**	3.0
Issue of Ordinary Shares	**1.0**	0.7
Equity component of convertible bonds issued	**48.8**	-
Transfer between reserves	**3.0**	-
Net assets at 31 December	**552.9**	449.1

CONSOLIDATED BALANCE SHEET

	2007 **$ million**	2006 $ million
Non-current assets:		
Intangible exploration and evaluation assets	**153.3**	114.7
Property, plant and equipment	**739.5**	502.6
Investments in associates	**0.1**	-
	892.9	617.3
Current assets:		
Inventories	**22.5**	14.8
Trade and other receivables	**266.7**	174.4
Cash and cash equivalents	**332.0**	40.9
Assets held for sale	**-**	90.4
	621.2	320.5
Total assets	**1,514.1**	937.8
Current liabilities:		
Trade and other payables	**(252.6)**	(169.6)
Current tax payable	**(73.1)**	(52.4)
Liabilities directly associated with assets held for sale	**-**	(14.2)
	(325.7)	(236.2)
Net current assets	**295.5**	84.3
Non-current liabilities:		
Convertible bonds	**(195.6)**	-
Other long-term debt	**(52.1)**	-
Deferred tax liabilities	**(194.5)**	(194.1)
Long-term provisions	**(147.2)**	(49.6)
Long-term employee benefit plan deficits	**(8.2)**	(8.8)
Deferred revenue	**(37.9)**	-
	(635.5)	(252.5)
Total liabilities	**(961.2)**	(488.7)
Net assets	**552.9**	449.1
Equity and reserves:		
Share capital	**73.5**	73.3
Share premium account	**9.4**	8.6
Revenue reserves	**415.5**	365.6
Capital redemption reserve	**1.7**	1.7
Translation reserves	**4.0**	(0.1)
Equity reserve	**48.8**	-
	552.9	449.1

The financial statements were approved by the Board of Directors and authorised for issue on 12 March 2008.

CONSOLIDATED CASH FLOW STATEMENT

	2007 $ million	2006 $ million
Net cash from operating activities	**269.5**	244.8
Investing activities:		
Capital expenditure	**(261.2)**	(156.5)
Pre-licence exploration costs	**(8.3)**	(21.8)
Proceeds from disposal of intangible exploration and evaluation assets	**1.0**	2.6
Net cash used in investing activities	**(268.5)**	(175.7)
Financing activities:		
Issue of Ordinary Shares	**1.0**	0.7
Issue of convertible bonds	**250.0**	-
Issue costs for the convertible bonds	**(5.9)**	-
Loan drawdowns	**53.0**	-
Repayment of long-term financing	-	(65.0)
Interest paid	**(9.3)**	(2.7)
Net cash from/(used in) financing activities	**288.8**	(67.0)
Currency translation differences relating to cash and cash equivalents	**1.3**	-
Net increase in cash and cash equivalents	**291.1**	2.1
Cash and cash equivalents at the beginning of the year	**40.9**	38.8
Cash and cash equivalents at the end of the year	**332.0**	40.9

Notes to the accounts

1 Geographical segments

The group's operations are located in the North Sea, Asia, Middle East-Pakistan and West Africa. These geographical segments are the basis on which the group reports its primary segmental information. Sales revenue represents amounts invoiced, exclusive of sales-related taxes, for the group's share of oil and gas sales.

	2007 $ million	2006 $ million
Revenue:		
North Sea	**280.5**	119.3
Asia	**180.2**	149.9
Middle East-Pakistan	**91.8**	89.6
West Africa	**25.7**	43.4
Total group sales revenue	**578.2**	402.2
Interest and other finance revenue	**10.0**	2.0
Total group revenue	**588.2**	404.2
Results		
Group operating profit/(loss):		
North Sea	**105.2**	54.3
Asia	**101.6**	91.4
Middle East-Pakistan	**47.1**	50.2
West Africa	**(26.5)**	(17.5)
Unallocated*	**(8.0)**	(15.8)
Group operating profit	**219.4**	162.6
Interest revenue, finance and other gains	**10.7**	2.0
Finance costs and other finance expenses	**(18.2)**	(6.0)

Mark to market revaluation on commodity hedges	**(64.9)**	(2.0)
Profit before tax	**147.0**	156.6
Tax	**(108.0)**	(89.0)
Profit after tax	**39.0**	67.6
Balance sheet		
Segment assets:		
North Sea	**404.4**	234.1
Asia	**514.8**	450.4
Middle East-Pakistan	**123.4**	108.9
West Africa	**101.5**	102.9
Unallocated*	**369.9**	41.4
Investment in associates:		
West Africa	**0.1**	0.1
Total assets	**1,514.1**	937.8
Liabilities:		
North Sea	**(282.6)**	(178.7)
Asia	**(187.9)**	(206.8)
Middle East-Pakistan	**(46.3)**	(28.4)
West Africa	**(20.4)**	(21.5)
Unallocated*	**(424.0)**	(53.3)
Total liabilities	**(961.2)**	(488.7)
Other information		
Capital additions:		
North Sea	**203.1**	46.7
Asia	**107.7**	90.8
Middle East-Pakistan	**19.9**	22.9
West Africa	**37.8**	26.0
Total capital additions	**368.5**	186.4

1 Geographical segments *continued*

	2007 $ million	2006 $ million
Depreciation and amortisation:		
North Sea	**53.2**	36.4
Asia	**30.3**	25.1
Middle East-Pakistan	**12.3**	9.8
West Africa	**12.1**	24.6
Total depreciation and amortisation	**107.9**	95.9

* Unallocated expenditure, assets and liabilities include amounts of a corporate nature and not specifically attributable to a geographical segment. These items include cash, hedging, tax, convertible bonds, and other long-term debt.

2 Cost of sales

	2007 $ million	2006 $ million
Operating costs	**116.8**	83.
Stock overlift/underlift movement*	**27.3**	(22.4
Royalties	**15.5**	14.
Amortisation and depreciation of property, plant and equipment:		
Oil and gas properties	**106.9**	94.
Other	**1.0**	1.
Impairment of property, plant and equipment	**-**	8.
	267.5	179.

* Includes US$26.8 million of stock acquired with the Scott field acquisition.

3 Intangible exploration and evaluation (E&E) assets

	Oil and gas properties				
	North Sea **$ million**	**Asia** **$ million**	**Middle East-Pakistan** **$ million**	**West Africa** **$ million**	**Total** **$ million**
Cost:					
At 1 January 2006	1.8	26.2	13.2	26.2	**67.4**
Additions during the year	11.5	65.3	4.3	11.5	**92.6**
Disposals	-	(6.9)	-	-	**(6.9)**
Transfer to tangible fixed assets	(0.4)	-	-	-	**(0.4)**
Exploration expenditure written off	(2.2)	(0.1)	(11.2)	(8.3)	**(21.8)**
Reclassified as held for sale	-	-	-	(16.2)	**(16.2)**
At 1 January 2007	**10.7**	**84.5**	**6.3**	**13.2**	**114.7**
Reclassified as no longer held for sale	-	-	-	16.2	**16.2**
Exchange movements	1.0	-	-	-	**1.0**
Additions during the year	31.1	90.2	6.8	28.3	**156.4**
Disposals	-	-	-	(2.5)	**(2.5)**
Transfer to tangible fixed assets	-	(67.2)	-	-	**(67.2)**
Exploration expenditure written off	(6.6)	(18.5)	(13.1)	(27.1)	**(65.3)**
At 31 December 2007	**36.2**	**89.0**	**-**	**28.1**	**153.3**

4 Property, plant and equipment

	Oil and gas properties				Other fixed assets	Total
	North Sea	Asia	Middle East - Pakistan	West Africa		
	$ million	$ million	$ million	$ million	$ million	$ milli
Cost:						
At 1 January 2006	240.6	315.3	115.3	82.5	5.4	75
Exchange movements	-	-	-	-	0.2	
Additions during the year	34.5	25.0	18.6	14.5	1.2	9
Transfer from intangible fixed assets	0.4	-	-	-	-	
Reclassified as held for sale	-	-	-	(97.0)	-	(97
At 1 January 2007	**275.5**	**340.3**	**133.9**	**-**	**6.8**	**75**
Reclassified as no longer held for sale	-	-	-	97.0	-	9
Exchange movements	-	-	-	-	0.1	
Additions during the year	170.4	17.1	12.9	9.5	2.2	21
Disposals	-	-	-	-	(0.1)	(0
Transfer from intangible fixed assets	-	67.2	-	-	-	6
At 31 December 2007	**445.9**	**424.6**	**146.8**	**106.5**	**9.0**	**1,13**
Amortisation and depreciation:						
At 1 January 2006	74.2	47.1	57.3	-	3.9	18
Exchange movements	-	-	-	-	0.1	
Charge for the year	35.3	24.9	9.8	24.6	1.3	9
Reclassified as held for sale	-	-	-	(24.6)	-	(24
At 1 January 2007	**109.5**	**72.0**	**67.1**	**-**	**5.3**	**25**
Reclassified as no longer held for sale	-	-	-	31.7	-	3
Exchange movements	-	-	-	-	(0.1)	(0
Charge for the year	52.4	30.1	12.3	12.1	1.0	10
Disposals	-	-	-	-	(0.1)	(0
At 31 December 2007	**161.9**	**102.1**	**79.4**	**43.8**	**6.1**	**39**
Net book value:						
At 31 December 2006	166.0	268.3	66.8	-	1.5	50
At 31 December 2007	**284.0**	**322.5**	**67.4**	**62.7**	**2.9**	**73**

5 Convertible bonds

In June 2007, the group issued bonds at a par value of US$250 million which are convertible into Ordinary Shares of the company at any time from 6 August 2007 until six days before their maturity date of 27 June 2014. At the initial conversion price of £15.82 per share there are 8,003,434 Ordinary Shares of the company underlying the bonds. If the bonds have not been previously purchased and cancelled, redeemed or converted, they will be redeemed at par value on 27 June 2014. Interest of 2.875 per cent per annum will be paid semi-annually in arrears up to that date.

The net proceeds received from the issue of the convertible bonds were split between a liability element and an equity component at the date of issue. The fair value of the liability component was estimated using the prevailing market interest rate for similar non-convertible debt. The difference between the proceeds of issue of the convertible bonds and the fair value assigned to the liability component, representing the embedded option to convert the liability into equity of the group, was included in equity reserves.

Issue costs were apportioned between the liability and equity components of the convertible bonds based on their relative carrying amounts at the date of issue. The portion relating to the equity component was charged directly against equity.

	$ million
Nominal value of convertible bonds issued net of issue costs	**244.0**
Equity component	**(51.8)**
Liability component at date of issue	**192.2**
Interest charged	**7.0**
Interest paid	**(3.6)**
Total liability component as at 31 December 2007	**195.6**

5 Convertible bonds *continued*

The total interest charged for the year has been calculated by applying an effective annual interest rate of 6.73 per cent to the liability component for the period since the bonds were issued. The non-cash accrual of interest will increase the liability component (as the cash interest is only paid at 2.875 per cent) to US$250 million at maturity.

There is no material difference between the carrying amount of the liability component of the convertible bonds and their fair value. This fair value is calculated by discounting the future cash flows at the market rate.

6 Notes to the cash flow statement

	2007 $ million	2006 $ million
Profit before tax for the year	**147.0**	156.6
Adjustments for:		
Depreciation, depletion, amortisation and impairment	**107.9**	104.0
Exploration expense	**65.3**	21.8
Pre-licence exploration costs	**8.3**	21.8
Net operating charge for long-term employee benefit plans less contributions	**(0.6)**	(1.9)
Share-based payment provision	**7.8**	3.0
Interest payable and other finance expenses	**83.1**	8.0
Interest revenue, finance and other gains	**(10.7)**	-
Release of warranty provision	**-**	(2.5)
Operating cash flows before movements in working capital	**408.1**	310.8
Increase in inventories	**(7.1)**	(1.5)
Increase in receivables	**(43.7)**	(32.4)
(Decrease)/increase in payables	**(4.5)**	84.1
Cash generated by operations	**352.8**	361.0
Income taxes paid	**(90.3)**	(116.2)
Interest income received	**7.0**	-
Net cash from operating activities	**269.5**	244.8

Analysis of changes in net cash

a) Reconciliation of net cash flow to movement in net cash:	**2007 $ million**	2006 $ million
Movement in cash and cash equivalents	**291.1**	2.1
Proceeds from long-term loans	**(53.0)**	-
Repayment of long-term loans	**-**	65.0
Proceeds on issue of convertible bonds – debt portion	**(200.0)**	-
Increase in net cash in the period	**38.1**	67.1
Opening net cash/(debt)	**40.9**	(26.2)
Closing net cash	**79.0**	40.9

b) Analysis of net cash:	**2007 $ million**	2006 $ million
Cash and cash equivalents	**332.0**	40.9
Long-term debt*	**(253.0)**	-
Total net cash	**79.0**	40.9

* The carrying value of the convertible bonds and the other long-term debt on the balance sheet are stated net of the unamortised portion of the issue costs (US$4.4 million) and debt arrangement fees (US$0.9 million) respectively.

7 Basis of preparation

The above financial information does not represent statutory accounts within the meaning of Section 240 of the Companies Act 1985. A copy of the statutory accounts for 2006 has been delivered to the Registrar of Companies and those for 2007 will be delivered following the Company's Annual General Meeting (AGM). The auditors' report on those accounts was unqualified and did not contain statements under Section 237(2) or (3) of the Act.

The financial information has been prepared in accordance with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) and with IFRS adopted for use in the European Union. However, this announcement does not itself contain sufficient information to comply with IFRS. The announcement is

prepared on the basis of accounting policies as stated in the 2006 financial statements. The company will publish full financial statements that comply with IFRS on 25 April 2008.

The financial information has been prepared under the historical cost basis except for the revaluation of financial instruments and certain properties at the transition date to IFRS. These financial statements are presented in US$ since that is the currency in which the majority of the group's transactions are denominated.

This preliminary announcement was approved by the Board on 12 March 2008.

8 Dividends

The directors do not propose any dividend.

9 Earnings per share

The calculation of basic earnings per share is based on the profit after tax and on the weighted average number of Ordinary Shares in issue during the year. The diluted earnings per share allows for the full exercise of outstanding share purchase options and adjusted earnings.

Basic and diluted earnings per share are calculated as follows:

	Profit after tax		**Weighted average number of shares**		**Earnings per share**	
	2007	2006	**2007**	2006	**2007**	2006
	$ million	$ million	**million**	million	**cent**	cent
Basic	**39.0**	67.6	**82.0**	81.8	**47.6**	82.6
Outstanding share options	**-**	-	**1.2**	0.9	*****	*
Diluted	**39.0**	67.6	**83.2**	82.7	**46.9**	81.7

*The inclusion of the outstanding share options in the 2007 and 2006 calculations produces a diluted earnings per share. The outstanding share options number includes any expected additional share issues due to future share-based payments. At 31 December 2007 8,003,434 (2006: nil) potential Ordinary Shares in the company that are underlying the company's convertible bonds and that may dilute earnings per share in the future have not been included in the calculation of diluted earnings per share because they are anti-dilutive for the year to 31 December 2007.

10 Share-based payments

The company currently operates an Asset and Equity plan to reward employees for improvement in the asset value of the business and the market value of the company over a three-year period. The plan has two bonus pools, an equity bonus pool and an asset bonus pool. The asset bonus pool is created by reference to the increase in the net asset value per share of the company over a three-year period and the equity bonus pool is created by reference to the increase in the equity market value per share of the company over a three-year period.

For the year-ended 31 December 2007, the total cost recognised by Premier for share-based payments is US$15.7 million (2006: US$26.4 million). Part of this cost is capitalised as projects and part charged to the income statement as exploration expense, operating costs, pre-licence expenditure or general and administration costs.

11 External Audit

This Preliminary Announcement is consistent with the audited financial statements of the group for the year-ended 31 December 2007.

12 A full set of financial statements will be published on or before 25 April 2008. Copies will be available at the company's head office, 23 Lower Belgrave Street, London SW1W 0NR, and on the company's website (www.premier-oil.com) from that date.

13 The Annual General Meeting will be held at Clothworkers' Hall, Dunster Court, Mincing Lane, London, EC3R 7AH on Friday 6 June 2008 at 11.00am.

Working Interest Reserves at 31 December 2007

	Working interest basis								
	North Sea		Middle East-Pakistan*		Asia		West Africa	**Total**	
	Oil and NGLs	Gas	Oil and NGLs	Gas	Oil and NGLs	Gas	Oil and NGLs	**Oil and NGLs**	**Gas**
	mmbbl	bcf	mmbbl	bcf	mmbbl	bcf	mmbbl	**mmbbl**	**bcf**
Group proved plus probable reserves:									
At 1 January 2007	15.9	14	1.5	365	5.4	343	3.8	26.6	722
Revisions[1]	(0.1)	-	0.1	16	1.3	106	(0.1)	1.2	122
Discoveries and extensions	-	-	-	-	-	-	-	-	-
Acquisitions and divestments[2]	10.1	10	-	-	-	-	-	10.1	10
Others[3]	-	-	-	-	4.6	193	-	4.6	193
Production	(3.1)	(2)	(0.1)	(29)	(0.8)	(18)	(0.4)	(4.4)	(49)
At 31 December 2007	**22.8**	**22**	**1.5**	**352**	**10.5**	**624**	**3.3**	**38.1**	**998**
Total group developed and undeveloped reserves:									
Proved developed	12.1	17	1.0	210	3.4	145	0.6	17.1	372
Proved undeveloped	1.0	-	-	22	3.5	289	1.0	5.5	311
Probable developed	5.1	5	0.4	94	1.3	16	0.4	7.2	115
Probable undeveloped	4.6	-	0.1	26	2.3	174	1.3	8.3	200
At 31 December 2007	**22.8**	**22**	**1.5**	**352**	**10.5**	**624**	**3.3**	**38.1**	**998**

Notes:

1. Revisions include upgrades on Block A (resulting from additional gas sales agreements) and Kakap fields in West Natuna Sea, and Qadirpur and Zamzama fields in Pakistan.

2. Acquired additional 20.05 per cent equity in Scott field (completed 17 May 2007).

3. Reserves include North Sumatra Block A gas development (Alur Siwah, Alur Rambong and Julu Rayeu fields) for which a gas sales agreement was signed in December 2007.

* During 2007 the group entered into an agreement with Kuwait Foreign Petroleum Company KSC (KUFPEC) to de-merge their respective interest in Pakistan from the Premier-KUFPEC Pakistan joint venture. All reserves which were previously categorised as held through joint venture at the end of 2006 have been reclassified as group reserves.

Proved and probable reserves are based on operator or third-party reports and are defined in accordance with the 'Statement of Recommended Practice' (SORP) issued by the Oil Industry Accounting Committee (OIAC), dated July 2001.

The group provides for amortisation of costs relating to evaluated properties based on direct interests on an entitlement basis, which incorporates the terms of the Production Sharing Contracts in Indonesia and Mauritania. On an entitlement basis reserves increased by 55.3 mmboe giving total entitlement reserves of 187.7 mmboe as at 31 December 2007 (2006: 132.4 mmboe). This was calculated in 2007 using an oil price assumption of US$60/bbl (2006: US$50/bbl). The entitlement reserves if calculated on an oil price assumption of US$94/bbl would be 182.8 mmboe.

END